Almere, The Netherlands
July 29, 2015
ASM INTERNATIONAL N.V. REPORTS
SECOND QUARTER 2015 RESULTS

ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) today reports its second quarter 2015 operating results (unaudited) in accordance with US GAAP.

FINANCIAL HIGHLIGHTS

	Quarter
EUR million	Q2 2014	Q1 2015	Q2 2015
New orders	119.5	158.3	166.6
Net sales	148.4	162.0	201.0
Gross profit margin %	42.3%	43.3%	45.1%
Operating result	27.4	28.5	42.1
Result from investments (excl. Amortization intangible assets resulting from the sale of the 12% stake of ASMPT)	15.8	13.4	20.7
Amortization intangible assets resulting from the sale of the 12% stake of ASMPT	(5.5)	(6.6)	(6.8)
Net earnings	34.6	60.0	39.9
Normalized net earnings (excl. Amortization intangible assets resulting from the sale of the 12% stake of ASMPT)	40.1	66.6	46.7

•	Net sales for the second quarter 2015 were €201 million, an increase of 24% compared to the previous quarter. Year-on-year net sales increased with 35%.

•	New orders at €167 million were 5% above the Q1 2015 level.

•
Normalized net earnings for the second quarter 2015 decreased by €20 million compared to the first quarter 2015, due to a €40 million lower currency effect on cash held in foreign currencies, especially US dollar. Excluding those currency effects normalized net earnings increased from €39 million to €59 million. The result from investments increased with €7 million.

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COMMENT
Commenting on the results, Chuck del Prado, President and Chief Executive Officer of ASM International said:
"Q2 2015 was again a strong quarter for ASMI. We realized revenues of €201 million, a sales increase of 24% over Q1 2015. Gross Margin improved further to more than 45%. Atomic Layer Deposition demand remained strong across a broad customer base. Our order intake remained healthy and was €167 million, 5% above the Q1 2015-level."

OUTLOOK
For Q3 we expect sales between €155 and €170 million, on a currency comparable level. The Q3 order intake, on a currency comparable level, is expected to be in the range of €130-150 million.
Beyond Q3 the visibility on timing of next technology node’s insertions of new equipment capacity is still limited.

INTERIM FINANCIAL REPORT
On August 31, 2015 ASM International will publish its Interim Financial report for the six months ended June 30, 2015. This report comprises regulated information within the meaning of articles 1:1 and 5:25d of the Dutch Financial Markets Supervision Act (Wet op het Financieel Toezicht) and includes consolidated condensed interim financial statements prepared in accordance with IAS 34, “Interim Financial Reporting”, an interim management board report and a management board responsibility statement. The interim financial report for the six months ended June 30, 2015 will be available online at www.asm.com as from August 31, 2015.

SHARE BUYBACK PROGRAM
On October 29, 2014, ASMI announced a share buyback program, to purchase up to an amount of EUR 100 million of its own shares within the 2014-2015 time frame. The repurchase program is part of ASMI's commitment to use excess cash for the benefit of its shareholders.

The buyback program was executed by intermediaries through on-exchange purchases or through off-exchange trades. ASMI updated the markets on the progress of the buyback program on a weekly basis. The program started on November 24, 2014, and was completed on May 20, 2015. Under the 2014-2015 share buyback program we repurchased 2,594,420 shares at an average price of €38.55.

VOLUNTARILY DELISTING FROM NASDAQ
We intend to apply to delist our ordinary shares, par value €0.04 per share, which are held in the U.S. as NY Registry Shares, from the Nasdaq Stock Market effective on or about Augustus 21, 2015.  Subsequently, we intend to seek to terminate the registration of these shares under Section 12(g) of the U.S. Securities Exchange Act of 1934 and our reporting obligations under Sections 13(a) and 15(d) of the Act.  We have taken this decision because of the low, and declining, trading volume in our NY Registry Shares on Nasdaq, which currently accounts for less than 1.0% of our worldwide trading volume.  We expect that our NY Registry Shares will become eligible for trading on the OTC market in the U.S. prior to the effective date of the delisting, and we intend to keep our existing NY Registry Program in place to support settlement of these shares traded on the OTC market. After deregistration, ASMI will continue to maintain the level of disclosure expected by the international financial markets.

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About ASM International
ASM International NV, headquartered in Almere, the Netherlands, its subsidiaries and participations design and manufacture equipment and materials used to produce semiconductor devices. ASM International, its subsidiaries and participations provide production solutions for wafer processing (Front-end segment) as well as for assembly & packaging and surface mount technology (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International's common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI's website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, corporate transactions, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company's filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company's reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

ASM International will host an investor conference call and web cast on Thursday, July 30, 2015 at 15:00 Continental European Time (9:00 a.m. - US Eastern Time).

The teleconference dial-in numbers are as follows:

•	United States: +1 646 254 3366

•	International: + 44 (0)20 3427 1915

•	The Netherlands: + 31 (0)20 716 8257

•	Access Code: 7528797

A simultaneous audio web cast will be accessible at www.asm.com.

CONTACT

Investor contact:

Victor Bareño
T: +31 88 100 8500
E: victor.bareno@asm.com

Media contact:

Ian Bickerton
T: +31 625 018 512

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ANNEX 1

OPERATING AND FINANCIAL REVIEW
SECOND QUARTER 2015

The following table shows the operating performance for the second quarter of 2015 as compared to the first quarter of 2015 and the second quarter of 2014:

EUR million	Q2 2014	Q1 2015	Q2 2015	Change Q1 2015 to Q2 2015	Change Q2 2014 to Q2 2015
New orders	119.5	158.3	166.6	5%	39%
Backlog	109.1	190.3	148.5	(22)%	36%
Book-to-bill	0.8	1.0	0.8

Net sales	148.4	162.0	201.0	24%	35%
Gross profit	62.8	70.1	90.7	29%	44%
Gross profit margin %	42.3%	43.3%	45.1%

Selling, general and administrative expenses	(19.9)	(21.3)	(24.7)	16%	24%
Research and development expenses	(15.4)	(20.4)	(23.4)	15%	52%
Restructuring expenses	(0.1)	—	(0.5)	n/a	n/a

Operating result	27.4	28.5	42.1	13.6	14.7
Operating margin %	18.5%	17.6%	21.0%

Financing costs	2.5	28.1	(11.7)	(39.8)	(14.2)
Income tax	(5.7)	(3.3)	(4.5)	(1.2)	1.2
Result from investments (excl. Amortization intangible assets resulting from the sale of the 12% stake of ASMPT)	15.8	13.4	20.7	7.3	4.9
Amortization intangible assets resulting from the sale of the 12% stake of ASMPT	(5.5)	(6.6)	(6.8)	(0.2)	(1.3)

Net earnings	34.6	60.0	39.9	(20.1)	5.3
Normalized net earnings (excl. Amortization intangible assets resulting from the sale of the 12% stake of ASMPT)	40.1	66.6	46.7	(19.9)	6.6

Net earnings per share, diluted	€0.53	€0.94	€0.63	€(0.31)	€0.10
Normalized net earnings per share, diluted	€0.62	€1.05	€0.74	€(0.31)	€0.12

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Results

The backlog decreased from €190 million at the end of the first quarter 2015 to €148 million as per June 30, 2015. The book-to-bill ratio for Q2 was 0.8.

The following table shows the level of new orders for the second quarter of 2015 and the backlog at the end of the second quarter of 2015, compared to the previous quarter and the comparable quarter previous year:

EUR million	Q2 2014	Q1 2015	Q2 2015	Change Q1 2015 to Q2 2015	Change Q2 2014 to Q2 2015
Backlog at the beginning of the quarter	135.9	176.1	190.3	8%	40%
New orders for the quarter	119.5	158.3	166.6	5%	39%
Net sales for the quarter	(148.4)	(162.0)	(201.0)	24%	35%
FX-effect for the quarter	2.1	17.8	(7.5)

Backlog at the end of the quarter	109.1	190.3	148.5	(22)%	36%

Book-to-bill ratio (new orders divided by net sales)	0.8	1.0	0.8

Net sales for the second quarter 2015 increased by 24% compared to the previous quarter and by 35% year-on-year, mainly driven by higher (PE)ALD. The impact of currency changes was an increase of 4% quarter to quarter and an increase of 13% year-on-year.

The gross profit margin increased from 43.3% in Q1 to 45.1%. This highest level ever was driven by a rich product mix and further efficiency improvements. For Q2 2014 gross profit margin as a percentage of sales was 42.3%. The impact of currency changes on gross profit was an increase of 4% quarter to quarter and an increase of 12% year-on-year.

Selling, general and administrative expenses increased by 16% compared to the previous quarter. As a percentage of sales SG&A expenses were 12% (Q1 2015: 13%, Q2 2014: 13%). The impact of currency changes on SG&A expenses was an increase of 3% quarter to quarter and an increase of 10% year-on-year.

Research and development expenses increased with 15% compared to the previous quarter, driven by additional investments to fulfill customer requirements. As a percentage of sales R&D expenses were 12%, compared to 13% for the previous quarter. For the second quarter of 2014 this was 10%. The impact of currency changes on R&D expenses was an increase of 4% quarter to quarter and an increase of 15% year-on-year.

Financing costs are mainly related to translation results. A substantial part of ASMI's cash position is denominated in US dollar. Currency changes, mainly between US dollar and Euro, during Q2 resulted in a translation loss of €12 million compared to a gain of €28 million in the previous quarter.

Result from investments includes our 40% share in net earnings of ASMPT. In Q2 ASMPT showed a sales increase of 22% compared to the previous quarter, from HK$3,056 million to HK$3,752 million. Sales were 9% above the level of Q2, 2014 of HK$3,434 million. Net earnings, on a 100% basis, increased from €34 million in the previous quarter to €53 million in Q2, 2015. Q2 last year, also on a 100% basis, showed net profit at €40 million.

The amortization of the recognized intangible assets and the depreciation of the fair value adjustment for property, plant & equipment negatively impacted net earnings with €6.8 million in Q2. For the full year of 2015 this amortization and depreciation is expected to amount to €27 million. For the year 2016, on a currency comparable basis, this amount will remain at the same level.

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Cash flow, balance sheet, liquidity and capital resources

Cash flow. The following table shows the cash flow statement on a comparable basis. The effects of the purchase price allocation following the sale of a 12% share in ASMPT (March 2013) have been eliminated.

EUR million	Q2 2014	Q1 2015	Q2 2015
Net earnings	40.1	66.6	46.7
Adjustments to cash from operating activities
Depreciation and amortization	5.0	5.9	6.8
Income tax	1.9	(1.0)	(2.0)
Result from investments	(15.8)	(13.4)	(20.7)
Other adjustments	1.6	(21.3)	8.2

Changes in other assets and liabilities
Accounts receivable	4.5	(4.8)	(29.4)
Inventories	11.5	(7.7)	5.5
Accounts payable	(14.7)	9.3	(1.6)
Other assets and liabilities	(15.8)	2.9	(2.4)
Net cash provided (used) by operating activities	18.3	36.3	11.1

Capital expenditures	(6.5)	(7.7)	(9.1)
Other	(0.2)	(0.4)	(6.2)
Net cash provided (used) in investing activities	(6.7)	(8.2)	(15.2)

Debt issuance fees paid	(1.3)	—	—
Share buy back	—	(30.6)	(40.0)
Shares issued	2.1	6.2	4.4
Dividend paid and capital repayment to shareholders ASMI	(27.7)	—	(32.5)
Dividend received from investments	7.5	—	24.5
Net cash provided (used) in financing activities	(19.4)	(24.5)	(43.6)

Net cash (used) provided	(7.8)	3.7	(47.7)

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Balance sheet.

EUR million	December 31, 2014	June 30, 2015
Cash and cash equivalents	385.8	363.0
Accounts receivable	82.0	120.5
Inventories	123.5	133.0
Other current assets	26.8	34.1
Total current assets	618.0	650.6

Investments and associates	1,092.1	1,176.2
Property, plant and equipment	79.2	89.8
Goodwill	12.1	12.7
Other non-current assets	25.5	32.8
Total non-current assets	1,208.9	1,311.5

Total assets	1,826.9	1,962.2

Accounts payable	61.1	72.4
Other current liabilities	73.9	78.2
Total current liabilities	134.9	150.5

Pension liabilities	1.8	1.5
Total non-current liabilities	1.8	1.5

Shareholders' equity	1,690.2	1,810.1

Total liabilities and shareholders' equity	1,826.9	1,962.2

Net working capital, consisting of accounts receivable, inventories, other current assets, accounts payable, accrued expenses, advance payments from customers and deferred revenue, increased to €149 million compared to €123 million per March 31, 2015. This increase was mainly caused by our higher accounts receivable position due to the higher activity level. The number of outstanding days of working capital, measured against quarterly sales, decreased from 68 days at March 31, 2015 to 67 days on June 30, 2015.

Sources of liquidity. On June 30, 2015, the Company’s principal sources of liquidity consisted of €363 million in cash and cash equivalents and €150 million in undrawn bank lines.

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OPERATING AND FINANCIAL REVIEW
SIX MONTHS ENDED JUNE 30

The following table shows the operating performance for the six months ended June 30, 2015 as compared to the same period of the previous year on a pro-forma basis:

	Six months ended June 30,
EUR million	2014	2015	Change
New orders	291.6	325.0	11%
Backlog	109.1	148.5	36%
Book-to-bill	1.0	0.9

Net sales	299.1	362.9	21%
Gross profit	128.7	160.8	25%
Gross profit margin %	43.0%	44.3%

Selling, general and administrative expenses	(39.1)	(46.0)	18%
Research and development expenses	(29.6)	(43.8)	48%
Restructuring expenses	(0.1)	(0.5)	n/a

Operating result	59.9	70.6	10.7
Operating margin %	20.0%	19.5%

Financing costs	1.3	16.4	15.1
Income tax	(10.1)	(7.8)	2.3
Result from investments (excl. Amortization intangible assets resulting from the sale of the 12% stake of ASMPT)	21.5	34.1	12.6
Amortization intangible assets resulting from the sale of the 12% stake of ASMPT	(10.9)	(13.4)	(2.5)

Net earnings	61.7	99.8	38.1
Normalized net earnings (excl. Amortization intangible assets resulting from the sale of the 12% stake of ASMPT)	72.6	113.2	40.6

Net earnings per share, diluted	€0.95	€1.58	€0.63
Normalized net earnings per share, diluted	€1.12	€1.79	€0.67

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Results

The backlog increased with 36% compared to June 30 last year. The book-to-bill ratio was 0.9.

The following table shows the level of new orders for the six months ended June 30, 2015, the backlog as per June 30, 2015 compared to the comparable period of 2014:

	Six months ended June 30,
EUR million	2014	2015	% Change
Backlog at the beginning of the year	114.8	176.1	53%
New orders	291.6	325.0	11%
Net sales	(299.1)	(362.9)	21%
FX-effect	1.8	10.3

Backlog as per reporting date	109.1	148.5	36%

Book-to-bill ratio (new orders divided by net sales)	1.0	0.9

Net sales for the six months ended June 30, 2015 increased with 21% year-on-year, mainly driven by (PE)ALD sales, which were subsequently higher than in the comparable period last year. The impact of currency changes was an increase of 11% year on year.

The gross profit margin increased to 44.3% (previous year: 43.0%). This resulted from continued positive mix effects and efficiency improvements. The impact of currency changes was an increase of 11%.

Selling, general and administrative expenses increased with 18% compared to the comparable period previous year. As a percentage of sales SG&A expenses were 13% the same level compared to the same period previous year. The impact of currency changes was an increase of 9%.

Research and development expenses increased with 48% compared to the comparable period previous year. As a percentage of sales R&D expenses increased to 12%, compared to 10% for the same period previous year. The impact of currency changes was an increase of 13%.

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ANNEX 2

ASM INTERNATIONAL N.V.
CONSOLIDATED STATEMENTS OPERATIONS

	Three months ended June 30,		Six months ended June 30,
	2014	2015	2014	2015
EUR thousand, except earnings per share	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net sales	148,379	200,953	299,103	362,941
Cost of sales	(85,582)	(110,269)	(170,447)	(202,108)
Gross profit	62,796	90,684	128,656	160,832

Operating expenses:
Selling, general and administrative	(19,902)	(24,691)	(39,087)	(45,973)
Research and development	(15,433)	(23,380)	(29,580)	(43,771)
Restructuring expenses	(55)	(471)	(80)	(471)
Total operating expenses	(35,390)	(48,542)	(68,747)	(90,215)
Operating result	27,407	42,142	59,909	70,617
Net interest income (expense)	26	(101)	(387)	(447)
Foreign currency exchange gains (losses)	2,516	(11,589)	1,661	16,826
Result from investments	10,338	13,893	10,649	20,679
Earnings before income taxes	40,287	44,345	71,832	107,675
Income tax expense	(5,688)	(4,483)	(10,096)	(7,825)
Net earnings	34,598	39,862	61,735	99,851

Net earnings per share:
Basic net earnings	—	—	—	—
Diluted net earnings (1)	—	—	—	—

Weighted average number of shares used in
computing per share amounts (in thousand):
Basic	63,500	62,339	63,558	62,339
Diluted (1)	64,777	63,450	64,707	63,333

Outstanding shares:	63,651	61,914	63,651	61,914

(1) The calculation of diluted net earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in earnings of the Company. Only instruments that have a dilutive effect on net earnings are included in the calculation. The calculation is done for each reporting period individually. The possible increase of common shares caused by employee stock options an restricted shares for the three month ended June 30, 2015 with 1,111,873 common shares, and for the six month ended June 30, 2015 with 994,937 common shares. Adjustments have been reflected in the diluted weighted average number of shares for these periods.

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

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ASM INTERNATIONAL N.V.
CONSOLIDATED BALANCE SHEETS

	December 31,	June 30,
	2014	2015
EUR thousand		(unaudited)
Assets

Cash and cash equivalents	385,777	363,013
Accounts receivable, net	81,971	120,532
Inventories, net	123,463	133,027
Income taxes receivable	2,868	144
Deferred tax assets	1,558	2,035
Other current assets	21,647	31,116
Total current assets	617,284	649,867

Deferred tax assets	1,809	2,152
Other intangible assets	3,960	9,020
Goodwill, net	12,104	12,674
Investments and associates	1,092,097	1,176,179
Other non current assets	2,677	2,607
Evaluation tools at customers	17,767	19,833
Property, plant and equipment, net	79,236	89,831
Total Assets	1,826,932	1,962,163

Liabilities and Shareholders' Equity

Accounts payable	61,053	72,367
Other current payables	57,903	67,006
Income taxes payable	15,952	11,175
Total current liabilities	134,908	150,548

Pension liabilities	1,825	1,530
Total Liabilities	136,732	152,078

Total Shareholders' Equity	1,690,200	1,810,085

Total Liabilities and Equity	1,826,932	1,962,163

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

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ASM INTERNATIONAL N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended June 30,		Six months ended June 30,
	2014	2015	2014	2015
EUR thousand	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flows from operating activities:
Net earnings	34,598	39,862	61,735	99,850
Adjustments to reconcile net earnings to net cash from operating activities:
Depreciation and amortization	4,962	6,796	10,051	12,656
Other adjustments	1,613	8,243	3,223	(13,095)
Other current assets	(1,305)	(4,430)	(1,276)	(10,551)
Associates	(10,338)	(13,893)	(10,649)	(20,679)
Income taxes	1,945	(1,989)	3,956	(3,033)
Changes in other assets and liabilities:
Accounts receivable	4,518	(29,371)	9,493	(34,178)
Inventories	9,301	5,532	2,021	(2,206)
Accounts payable	(14,737)	(1,628)	1,220	7,710
Other assets and liabilities	(12,233)	2,013	1,107	10,991
Net cash provided (used) by operating activities	18,324	11,136	80,880	47,464

Cash flows from investing activities:
Capital expenditures	(6,493)	(9,079)	(10,447)	(16,804)
Purchase of intangible assets	(182)	(5,256)	(181)	(5,701)
Acquisitions of investments	—	(900)	—	(900)
Net cash used in investing activities	(6,675)	(15,235)	(10,628)	(23,405)

Cash flows from financing activities:
Debt issuance fees paid	(1,304)	—	(1,363)	—
Purchase of treasury shares	—	(40,015)	—	(70,662)
Proceeds from issuance of common shares	2,116	4,427	2,893	10,599
Proceeds from non consolidated investments	7,451	24,457	7,451	24,457
Dividend to shareholders ASMI	(27,700)	(32,475)	(27,700)	(32,475)
Net cash provided (used) in financing activities	(19,438)	(43,605)	(18,720)	(68,081)
Exchange rate effects	5,343	(12,093)	4,367	21,258
Net increase (decrease) in cash and cash equivalents	(2,447)	(59,798)	55,899	(22,763)
Cash and cash equivalents at beginning of period	370,784	422,811	312,437	385,777
Cash and cash equivalents at end of period	368,337	363,013	368,337	363,013

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

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ASM INTERNATIONAL N.V.
DISCLOSURE ABOUT SEGMENTS AND RELATED INFORMATION (1/2)

The Company organizes its activities in two operating segments, Front-end and Back-end.
The Front-end segment manufactures and sells equipment used in wafer processing, encompassing the fabrication steps in which silicon wafers are layered with semiconductor devices. The segment is a product driven organizational unit comprised of manufacturing, service, and sales operations in Europe, the United States, Japan, Korea, Singapore and other countries in Asia.

The Back-end segment manufactures and sells equipment and materials used in assembly and packaging, encompassing the processes in which silicon wafers are separated into individual circuits and subsequently assembled, packaged and tested. The segment is organized in ASM Pacific Technology Ltd., in which the Company held a majority interest until March 15, 2013. As per March 15, 2013 the Company holds approximately 40.08% share in ASMPT. Per the same date control on ASMPT ceased and the numbers are deconsolidated. The remaining shares are listed on the Stock Exchange of Hong Kong. The segment's main operations are located in Hong Kong, Singapore, the People's Republic of China, Malaysia and Germany. As per June 30, 2015 the interest in ASMPT amounts to 39.75%.

	Three months ended June 30, 2014
	Front-end	Back-end	Total
EUR thousand	(unaudited)	(unaudited)	(unaudited)
Net sales to unaffiliated customers	148,379	—	148,379
Gross profit	62,796	—	62,796
Operating result	27,407	—	27,407
Net interest income	26	—	26
Foreign currency exchange gains	2,516	—	2,516
Result from investments	—	10,338	10,338
Income tax expense	(5,688)	—	(5,688)
Net earnings	24,260	10,338	34,598

Capital expenditures and purchase of intangible assets	6,675	—	6,675
Depreciation and amortization	4,962	—	4,962
	Three months ended June 30, 2015
	Front-end	Back-end	Total
	(unaudited)	(unaudited)	(unaudited)
Net sales to unaffiliated customers	200,953	—	200,953
Gross profit	90,684	—	90,684
Operating result	42,142	—	42,142
Net interest expense	(101)	—	(101)
Foreign currency exchange gains	(11,589)	—	(11,589)
Result from investments	—	13,893	13,893
Income tax expense	(4,483)	—	(4,483)
Net earnings	25,969	13,893	39,862

Capital expenditures and purchase of intangible assets	14,335	—	14,335
Depreciation and amortization	6,796	—	6,796

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

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ASM INTERNATIONAL N.V.
DISCLOSURE ABOUT SEGMENTS AND RELATED INFORMATION (2/2)

	Six months ended June 30, 2014
	Front-end	Back-end	Total
EUR thousand	(unaudited)	(unaudited)	(unaudited)
Net sales to unaffiliated customers	299,103,000	—	299,103,000
Gross profit	128,656,000	—	128,656,000
Operating result	59,909	—	59,909
Net interest expense	(387)	—	(387)
Foreign currency exchange gains	1,661	—	1,661
Result from investments	—	10,649	10,649
Income tax expense	(10,096)	—	(10,096)
Net earnings	51,086	10,649	61,735

Capital expenditures and purchase of intangible assets	10,628	—	10,628
Depreciation and amortization	10,051	—	10,051

Cash and cash equivalents	368,337	—	368,337
Capitalized goodwill	11,762,000	—	11,762
Other intangible assets	4,805,000	—	4,805,000
Investments and Associates	278	966,895	967,173
Other identifiable assets	277,106	—	277,106
Total assets	662,288	966,895	1,629,183
Headcount in full-time equivalents ¹	1.554	—	1.554
	Six months ended June 30, 2015
	Front-end	Back-end	Total
EUR thousand	(unaudited)	(unaudited)	(unaudited)
Net sales to unaffiliated customers	362,941	—	362,941
Gross profit	160,832	—	160,832
Operating result	70,617	—	70,617
Net interest expense	(447)	—	(447)
Foreign currency exchange gains	16,826	—	16,826
Result from investments	—	20,679	20,679
Income tax expense	(7,825)	—	(7,825)
Net earnings	79,171	20,679	99,851

Capital expenditures and purchase of intangible assets	22,505	—	22,505
Depreciation and amortization	12,656	—	12,656

Cash and cash equivalents	363,013	—	363,013
Capitalized goodwill	12,674	—	12,674
Other intangible assets	9,020	—	9,020
Investments & Associates	900	1,175,279	1,176,179
Other identifiable assets	401,277	—	401,277
Total assets	786,885	1,175,279	1,962,164
Headcount in full-time equivalents ¹	1.654	—	1.654

1) Headcount includes those employees with a fixed contract, and is exclusive of temporary workers.

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

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ASM INTERNATIONAL N.V.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Basis of Presentation
ASM International N.V, ("ASMI") follows accounting principles generally accepted in the United States of America ("US GAAP").
Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

Principles of Consolidation
The Consolidated Financial Statements include the accounts of ASMI and its subsidiaries, where ASMI holds a controlling interest. The non-controlling interest of third parties is disclosed separately in the Consolidated Financial Statements. All intercompany profits, transactions and balances have been eliminated in consolidation.

Change in accounting policies
No significant changes in accounting policies incurred during the second quarter of 2015.

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ASM INTERNATIONAL N.V.
RECONCILIATION US GAAP - IFRS

Accounting principles under IFRS

ASMI’s primary consolidated financial statements are and will continue to be prepared in accordance with US GAAP. However, ASMI is required under Dutch law to report its Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”). As a result of the differences between IFRS and US GAAP that are applicable to ASMI, the Consolidated Statement of Operations and Consolidated Balance Sheet reported in accordance with IFRS differ from those reported in accordance with US GAAP. The major differences relate to development costs, goodwill, inventory obsolescence reserve, debt issuance fees and pension plans.

The reconciliation between IFRS and US GAAP is as follows:
	Three months ended June 30,		Six months ended June 30,
Net earnings	2014	2015	2014	2015
EUR million, except per share date	(unaudited)	(unaudited)	(unaudited)	(unaudited)
US GAAP	34.6	39.9	61.7	99.9
Adjustments for IFRS:
Reversal inventory write downs	—	(0.2)	0.2	(0.4)
GAAP differences investments	0.1	(0.7)	0.3	(1.1)
Development expenses	(1.5)	2.7	(0.7)	5.1
Debt issuance fees	(1.2)	0.1	(1.1)	0.2
Total adjustments	(2.5)	2.0	(1.4)	3.8
IFRS	32.1	41.8	60.3	103.6

Net earnings per share, diluted:	€0.49	€0.67	€0.93	€1.64

			Shareholders' equity
			December 31,	June 30,
			2014	2015
EUR million				(unaudited)

US GAAP			1,690.2	1,810.1
Adjustments for IFRS:
Goodwill			(0.9)	(0.9)
Debt issuance fees			(1.2)	(1.1)
Reversal inventory write downs			2.3	2.1
Development expenses			51.4	59.9
GAAP differences investments			0.9	(0.3)
Pension plans			0.3	0.3
Total adjustments			52.7	60.0
IFRS			1,742.9	1,870.1

Amounts are rounded to the nearest million euro; therefore amounts may not equal (sub) totals due to rounding.

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